Web Site Hosting Agreement

This Agreement

BETWEEN:

Strata Web Systems, Ltd., (Strata Web) with its head office located at Suite 600, 940 - 6th Avenue S.W., Calgary, Alberta, T2P 3T1, possessing expertise in the integration of Web based technology with existing or custom built data using a map and forms based interface;

AND:

Alberta Energy and Utilities Board, (EUB) with its head office located at 640 - 5th Avenue S.W., Calgary, Alberta, T2P 3G4, requiring an Internet web site to host the Board Order System

The parties agree to the following:

1. Service: Strata Web agrees to provide a public Internet access to the EUB Board Order System which will be free to all users. This service consists of providing the required hardware, software, connectivity and all associated licensing to enable access to EUB Order data via the World Wide Web.

2. Service Parameters: Strata Web will provide 24 hour, 365 days of the year online access to the web site and will, to the best of its ability, ensure that the system will be available during regular working hours (Monday to Friday, 8:00 a.m. to 5:00 p.m.). Strata Web warrants that any unexpected downtime during regular working hours will be addressed immediately. Any downtime outside of these hours will be addressed as quickly as possible within the next regular working day. Strataweb agrees to add each monthly update of data files within one working day of receipt of the data from the EUB.

3. System Performance: Strata Web will provide sufficient bandwidth that will provide an adequate level of service as determined by the EUB.

4. Support: EUB personnel will provide first level user support; responding to user questions, problems and suggestions. Strata Web personnel will provide system support to ensure efficient web site operation.

5. Web Site Ownership: Strata Web agrees that ownership of the web site and the associated data is in the sole proprietorship of the EUB. Strata Web agrees to host the site but will not make any use of the site for its own purposes or any modifications without written permission from the EUB..

6. Web Site Improvements or Modifications: Any changes, improvements or modification to the existing web site will only be done upon negotiation of a separate contract with the EUB for the required changes.

7. Costs: EUB agrees to pay Strata Web Systems $1000/month for bandwidth sufficient to provide adequate support to the Internet traffic for the EUB Board Order System and $500/month to Strata Web for infrastructure support and maintenance and monthly data loads for the BOS System.

8. Confidentiality: Because the EUB data residing on the Strata Web infrastructure is public data, there will be no security measures to restrict access to the data or application. Strata Web will not use the EUB name under any circumstances without written permission.

9. Assignment: This Agreement cannot be assigned without the written consent of each party, Assignment will not be unreasonably withheld.

10. Binding: This Agreement shall benefit and be binding upon each party.

11. Indemnification: Strata Web Systems shall indemnify and hold harmless the EUB, its employees and agents from any and all claims, demands, actions and costs whatsoever that may arise, directly or indirectly out of any act or omission of Strata Web, its employees or agents, in the performance by Strata Web of this agreement.

Such indemnification shall survive this agreement.

12. Term: The term of this agreement will be 8 months covering the period from August 1, 2000 to March 31, 2001. This agreement will continue on the same terms for successive 6-month intervals until renegotiated. A request to renegotiate must be received 3 months in advance of the end of any term.

13. Liability: In no event shall Strata Web have any liability for loss of profits, loss of business revenue, failure to realize expected savings, other commercial or economic loss of any kind whatsoever or for any indirect, special or consequential damages even if advised of the possibility of such damages. The EUB also agrees that Strata Web's total and aggregate liability, if any, for any and all losses or injuries to the EUB arising out of any acts or omissions of Strata Web in connection with anything to be done or furnished hereunder, regardless of the cause of the loss or injury and regardless of the nature of the legal or equitable right claimed have been violated, shall never exceed the amount paid during the current term of this Agreement by the EUB for the information services furnished hereunder.

14. Payment: Payment terms are thirty (30) days. The EUB agrees to pay any delivery charges associated with the transfer of data from the EUB to Strata Web and these charges will be invoiced to the EUB. Strata Web understands the EUB non-tax status and will not include GST costs to this agreement.

15. Termination: Either party may terminate the Agreement at the end of the initial term (August 1, 2000 to March 31, 2001) or any successive renewal term by furnishing ninety (90) days prior written notice to the other party. Either party may terminate this Agreement at any time for cause or breach by the other party, but only after providing a notice of breach, in writing to the other party at the address given below, along with a detailed written description of the breach, and a description of steps that may be taken with the other party to cure the breach. If the other party has not cured the breach within thirty (30) days, then the complaining party may terminate the portion of this Agreement, which applied to the specific service in question by written notice effective immediately.

16. Laws: The laws of Alberta, Canada shall apply to this Agreement

Acknowledged and Accepted this 13th Day of July, 2000

Strata Web Systems, Ltd.

/s/ Greg V. Hess

Greg V. Hess

President

Alberta Energy and Utilities Board

/s/ signed

Oleh Diduch

Group Manager

Information Systems & Technology

Petroleum Place

STRATA WEB

March 28, 2002

Alberta Energy and Utilities Board

640 5th Avenue S.W.

Calgary, AB

T2P 3G4

Attention: Wayne Elsner, Senior Geologist Resource Appraisal Group

Re. AEUB Board Order System Hosting Services Contract

Dear Wayne:

This letter is to inform you of our intention to increase the EUB's monthly charge for hosting and maintenance of he Board Order System. Changes in Strata Web's Hosting cost structure necessitate an increase in charges to the EUB to more accurately reflect our cost of providing this service.

The charges for this service include an allocation of direct Operational costs including: Internet bandwidth, hardware capital cost and maintenance, software licensing and maintenance, Firewall licensing and support, server room facilities, and administration and support staff time.

Since the signing of the 'Web Site Hosting Agreement' with the EUB in July of 2000, we have experienced a number of Cost of Service increases, the most significant being our Autodesk mapping engine license costs.

Since Feb 1, 2001, the Board Order System has averaged approximately 250 distinct users and in excess of 1,000 user sessions per month. User acceptance of web-based map delivery of Board Orders has been positive and we trust the EUB has experienced positive economics associated with the online dissemination of Board Orders system.

The operational and infrastructure Hosting cost of the Board Order system will increase from $1,000 per month to $2,000 per month. The cost to perform the monthly updates will remain at $500/mth. This cost increase will be effective June 1, 2002.

If you have any questions please contact me at 216-1183.

Yours truly,

/s/ signed

Ed Chesney

Operations and Development Manager

Strata Web Systems Ltd., A Petroleum Place Company

600, 940 - 6TH AVENUE S.W.

CALGARY, ALBERTA

CANADA T2P 3T1

TEL: 403.216.1180

FAX: 403.227.9898

WWW.PETROLEUMPLACE.COM